NEVSUN RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER FISCAL 2003

Note:  All dollar amounts referred to in this report are quoted in US dollars, unless otherwise noted.

This Management Discussion and Analysis (MD&A) of the results of operations of Nevsun Resources Ltd. (the “Company”) for the period ended September 30, 2003 should be read in conjunction with the interim consolidated financial statements of the Company.  The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past period but also of what initiatives have been taken to increase shareholder value for the future.

Description of Business

The Company is primarily engaged in the exploration and development of mineral properties in Africa.  The Tabakoto mine project in southwestern Mali has been the focus of attention in planning for mine development in West Africa. In addition the Company has successfully identified what is expected to be a substantial resource through its ongoing exploration program on the Bisha property in Eritrea, located on the Horn of Africa.

Analysis of Financial Condition

As at September 30, 2003 the Company had working capital of approximately US$12,500,000. In addition, at September 30th there were in-the-money warrants and options outstanding, which if exercised would provide additional equity capital of approximately US$9.5 million. Current working capital is sufficient to meet the Company’s immediate needs. Additional capital is expected to come from both the exercise of existing warrants and options as well as a debt financing that was announced in July. The debt arrangement has been negotiated in principal and is currently in the process of satisfying due diligence and normal conditions precedent.

Results of Operations

Expenditures on resource properties for the three quarters ended September 30, 2003 totaled US$5,728,919 as compared to US$2,780,118 in 2002.  The increase in activity is directly related to the Company’s higher activity on the Bisha property in Eritrea. As a result of an initial successful program in late 2002 the Company has invested in excess of US$2,700,000 so far in 2003 on follow-up exploration on the Bisha property. In addition a significant program of a similar expenditure is currently under way in Eritrea during the fourth quarter.

Administrative expenses and overhead totalled US$310,077 for the quarter, which is a similar level to the costs experienced in both the first and second quarters of the current year however is a significant increase over 2002 as a result of higher corporate activity and the Company’s commitment to advance its projects. In particular the investor relations activities have increased 70% year to date over 2002 due to greater participation in conferences, road shows and related travel for these activities. Office costs have doubled over 2002 as a result of both corporate activity and the doubling the Company’s head office space to accommodate additional staff. Remuneration costs have increased by 70% due to the addition of head office staff and the addition of stock based compensation accounting, as detailed in the notes to the interim financial statements. The administrative expenses for 2003 have been largely offset by a foreign currency gain of US$451,675, resulting in a year to date loss of US$289,751 (2002 – US$564,716). The currency gain is a function of the movement of the Canadian dollar against the US dollar that has moved from 1.58 at December 31, 2002 to 1.36 at September 30, 2003. Notwithstanding the benefits received in 2003, the Company has taken steps to try to minimize its exposure to foreign currency movement in the future.

Mali

During 2003 the Company has advanced its Tabakoto mine project with a view to letting contracts for construction during the fourth quarter, in conjunction with anticipated completion of debt financing. Based on its current assessment of timing, the Company anticipates that the closing of debt finance may be delayed to the first quarter of 2004. At the end of September the Company commissioned the detailed engineering design of the process and infrastructure services for the project and also hired its General Manager/Mine Manager for Tabakoto. Earlier in the third quarter the Company reviewed the development of an expanded version of a combined Tabakoto and Segala mine project. In that regard the Company has received from Snowden Mining Industry Consultants of Australia a reserve estimate on the Segala deposit in excess of 380,000 ounces at US$350/oz, which would be processed through the Tabakoto plant either coincident with or subsequent to processing Tabakoto ore. The Segala reserves increase the anticipated mine life to up to 10 years, exclusive of additional life or volume that may be added by further satellite deposits and the underground potential already identified. Naturally the significant improvement in world gold prices, (currently in the US$380 to US$390 range) over the price of US$325 used in the 2002 bankable feasibility study, has also added significant value to the project. During the past quarter the Company has proceeded with improving its in-country infrastructure and continues to work with independent engineers and the Mali Government to obtain all necessary technical and social approvals.

Eritrea

After obtaining very favourable results from drill programs during the first half of 2003, the Company paused in the third quarter to properly evaluate, plan and organize its next steps in completing a substantial follow through program. The Company recognized at an early stage the significant potentiality of its discovery and has added equipment and camp infrastructure during the summer to be well prepared to carry out a substantial drill campaign in the fourth quarter and into 2004. The program in the first and second quarters included 6,600 meters of diamond drilling, airborne geophysical survey, EM mag and gravity ground geophysical surveys, trenching and sampling. Results from the spring program were released in April, June and July and details may be found in the Company’s news releases, available on the Company web site (www.nevsun.com).

The fourth quarter exploration program, including 14,000 meters of drilling, is well underway in Eritrea. It is designed to infill zones defined by past work, extend known zones of mineralization along strike and to depth, and test several kilometers of new exploration targets. An objective of the current drill program is to be able to complete an initial resource estimation in early 2004. The Company has disclosed results to date by way of news release that may be found on the Company web site (www.nevsun.com).

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

This MD&A has been prepared by management and reviewed by the Company’s Board of Directors.

John A. Clarke
President & CEO

November 2003